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                                                                       EXHIBIT 8




         SUBSIDIARIES OF FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED

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SUBSIDIARIES                                                   JURISDICTION

Fisher & Paykel Healthcare Limited ........................    New Zealand
Fisher & Paykel Healthcare Properties Limited..............    New Zealand
Fisher & Paykel Holdings, Inc..............................    California
Fisher & Paykel Healthcare Limited.........................    United Kingdom
Fisher & Paykel Healthcare Pty Limited.....................    Australia
Fisher & Paykel Healthcare, Inc............................    California
Fisher & Paykel Healthcare SAS.............................    France
Fisher & Paykel Healthcare GmbH & Co KG....................    Germany
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